EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

The Plan Administrator

RTI Bargaining Unit Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits in liquidation of the RTI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits in liquidation for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits in liquidation of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits in liquidation for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the financial statements, the Benefits Management Committee terminated the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan changed its basis of accounting from the ongoing plan basis to the liquidation basis of accounting. Our opinion is not modified with respect to this matter.

The supplemental schedule of Form 5500 Schedule H, Line 4i Schedule of Assets (Held at End of Year), referred to as “supplemental information,” has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ciuni & Panichi, Inc.

Cleveland, Ohio
June 29, 2017

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments in RMI Titanium Master Trust, at fair value	$3,570,520	$26,476,238
Cash awaiting transfer	24,804,734	—
Notes receivable from participants awaiting transfer	1,395,460	—
Notes receivable from participants	18,545	998,450
Contributions receivable:
Participant	—	68,704
Employer	446	30,636

Total contributions receivable	446	99,340

Net assets available for benefits in liquidation	$29,789,705	$27,574,028

The accompanying notes are an integral part of these financial statements.

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

FOR THE YEAR ENDED DECEMBER 31, 2016

2016
Contributions:
Participant	$2,122,966
Employer	828,104
Rollovers	81,458

Total contributions	3,032,528
Net investment income from Master Trust	1,403,442
Other Income	10,005
Interest income on notes receivable from participants	52,288

Total additions	4,498,263
Deductions:
Participants’ benefits paid	2,318,615
Administrative fees	21,337

Total deductions	2,339,952

Net increase prior to transferred assets	2,158,311
Transfers in	57,366

Net increase in net assets available for benefits in liquidation	2,215,677
Net assets available for benefits in liquidation:
Beginning of year	27,574,028

End of year	$29,789,705

The accompanying notes are an integral part of these financial statements .

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the RTI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan.

ACCOUNTING METHOD

The financial statements of the Plan use the accrual method of accounting and have been prepared on the liquidation basis of accounting.

USE OF ESTIMATES

The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect the reported amounts of net assets available for benefits in liquidation at the date of the financial statements, the changes in net assets available for benefits in liquidation during the reporting period, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits in Liquidation and the Statement of Changes in Net Assets Available for Benefits in Liquidation.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and are recorded as additions to net assets available for plan benefits in liquidation when the deduction is made. Participant contributions not yet deposited and amounts not yet funded by RTI International Metals, Inc. (the “Company” or the “Plan Sponsor”) are recorded as contributions receivable.

ADMINISTRATIVE EXPENSES

Administrative costs of the Plan are absorbed by the Plan Sponsor. However, the Plan permits the Plan Sponsor to use forfeitures and revenue-sharing credits to reduce administrative expenses.

INVESTMENT FEES

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the RMI Titanium Master Trust (the “Master Trust”) investment earnings activity and related allocation to the Plan and thus are not separately identifiable as an expense.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS (continued)

RECENT ACCOUNTING STANDARDS

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06 that clarifies the presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust, as well as eliminating certain redundant disclosures related to 401(h) accounts. Specifically, ASU 2017-06: requires that a plan’s interest in a master trust and any changes in that interest be presented in separate line items in the statement of net assets available for benefits and the statement of changes in net assets available for benefits; removes the requirement to disclose the percentage interest in a master trust for plans with divided interest, requiring instead that the plans disclose the dollar amount of their interest in each general type of master trust assets; requires all plans to disclose the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in those amounts; and removes the redundant investment disclosures related to 401(h) account assets in the health and welfare benefit plan’s financial statements. The provisions of ASU 2017-06 become effective for fiscal years beginning after December 15, 2018. The Plan has not yet adopted the provisions of ASU 2017-06.

NOTE 2 – FAIR VALUE MEASUREMENTS:

The FASB defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs utilized in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data and which requires the Plan to develop its own assumptions. This hierarchy requires the Plan to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Following is a summary of the Plan’s financial assets and their respective levels within the fair value hierarchy as of December 31, 2016:

	Fair Value of Plan Assets
	Level 1	Level 2	Level 3	Investments at NAV as a Practical Expedient	Total
Mutual Funds	$2,550,567	$—	$—	$—	$2,550,567
Arconic Inc. Common Stock	122,701	—	—	—	122,701
Alcoa Corporation Common Stock	61,824	—	—	—	61,824
Common/Collective Trust Fund	—	—	—	835,428	835,428

	$2,735,092	$—	$—	$835,428	$3,570,520

Following is a summary of the Plan’s financial assets and their respective levels within the fair value hierarchy as of December 31, 2015:

	Fair Value of Plan Assets
	Level 1	Level 2	Level 3	Investments at NAV as a Practical Expedient	Total
Mutual funds	$20,463,165	$—	$—	$—	$20,463,165
Arconic Inc. Common Stock	1,524,619	—	—	—	1,524,619
Common/Collective Trust Fund	—	—	—	4,488,454	4,488,454

	$21,987,784	$—	$—	$4,488,454	$26,476,238

The Plan’s mutual funds, Arconic Inc common stock and Alcoa Corporation common stock were classified within Level 1 of the fair value hierarchy because they were valued using quoted market prices. The Plan’s Common/Collective Trust Fund (“CCT”) was valued at Net Asset Value (“NAV”) as a practical expedient.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 – INVESTMENTS:

The Plan invested in the Master Trust. The Master Trust invested in mutual funds, a CCT managed by Vanguard, Arconic Inc. common stock (NYSE: “ARNC”) and Alcoa Corporation common stock (NYSE: “AA”). Investments in mutual funds are managed by Fidelity Management Trust Company (“Fidelity”, the “Trustee” or the “Record Keeper”) and are valued at fair market value based on published quotations. Investment transactions are recorded as of the trade date. Investments in Arconic Inc. and Alcoa Corporation common stock are valued at fair market value based on published quotations. The CCT was valued at NAV as a practical expedient. Participants can obtain further information concerning the CCT from their separate audited financial statements. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains/losses are recorded using an average cost basis for shares in the transaction.

COMMON COLLECTIVE TRUST FUND

During the years ended December 31, 2016 and 2015, the Plan held investments in Vanguard Retirement Savings (“VRS”), which is a CCT managed by Vanguard Fiduciary Trust Company (“VFTC”). The VRS provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the VRS trustee.

The VRS is included at fair value on the Statements of Net Assets Available for Benefits in Liquidation based on the proportionate share of the ownership of the Plan’s participants.

INVESTMENTS IN PLAN TRUST

At December 31, 2016 and 2015, the Master Trust includes funds of the RTI International Metals, Inc. Employee Savings and Investment Plan, the RTI Employee Savings and Investment Plan, and the RTI Bargaining Unit Employee Savings and Investment Plan.

At December 31, 2016 and 2015, master trust fund net assets allocated to the Plan totaled $3,570,520 and $26,476,238, respectively.

Fair values of investments in the Master Trust are as follows:

	2016	2015
At fair value as determined by quoted market prices:
Mutual funds	$29,345,562	$163,231,889
Arconic Inc. Common Stock	351,055	3,236,734
Alcoa Corporation Common Stock	148,845	—

At net asset value used as a practical expedient:
Common/collective trust fund	3,846,231	30,620,417

Investments in trust, at fair value	$33,691,693	$197,089,040

At December 31, 2016 and 2015, the Plan held 10.6% and 13.4%, respectively, of the Master Trust assets.

NOTES TO FINANCIAL STATEMENTS (continued)

The following presents the investment income (loss) of the Master Trust for the year ended December 31:

2016
Net appreciation (depreciation) in fair value of investments:
Arconic Inc. Common Stock	$(288,409)
Alcoa Corporation Common Stock	234,671
Mutual funds	8,132,899
Dividends	4,294,026

Net investment income	$12,373,187

NOTE 4 – DESCRIPTION OF PLAN:

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Reference should be made to the Plan agreement for additional information concerning contributions, eligibility, income allocation, withdrawals, and other important features of the Plan.

The Plan, created on March 1, 1987, is a defined contribution plan covering full-time union represented employees who are at least 21 years of age, have completed three months of service, and are hourly employees of RTI’s subsidiaries, including RTI International Metals and RTI Tradco covered by the collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 23, 2015, Alcoa Inc. acquired all of the outstanding common stock of the Company in a stock-for-stock transaction. Under the terms of merger, RTI shareholders received 2.8315 shares of Alcoa Inc. common stock for each share of RTI common stock.

On November 1, 2016, the former Alcoa Inc. was separated into two standalone, publicly-traded companies, Arconic Inc. and Alcoa Corporation, by means of a pro rata distribution of 80.1% of the outstanding common stock of Alcoa Corporation to Alcoa Inc. shareholders.

Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic Inc. retirement plans. On January 3, 2017, the Plan completed the transfer of $24,804,734 of cash and $1,395,460 of notes receivable from participants to Arconic Inc. retirement plans.

The Benefits Management Committee is responsible for oversight of the Plan. The Benefits Management Committee, with assistance from professional advisors, determines the appropriateness of the Plan’s investments offerings and monitors investment performance.

CONTRIBUTIONS

There are several types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, an employer profit sharing contribution, and an employer qualified non-elective contribution. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans.

Participants may contribute from 1% to 25% of their salaries through payroll deductions. Contributions are subject to limitations specified in the Internal Revenue Code (“IRC”). Contributions are directed by the participants into any one or all of the investment options. Changes in allocation of future contributions and transfers of presently invested contributions are permitted pursuant to the Plan document. Participants may change their elections of investment funds by calling the Record Keeper directly or by accessing their accounts via the internet.

The Company may make annual discretionary profit sharing contributions in an amount to be determined at Plan year end by the Board of Directors. Profit sharing contributions, if any, made to the Plan by the Company will be allocated to participant accounts in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all eligible participants.

NOTES TO FINANCIAL STATEMENTS (continued)

Generally, employees hired on or after October 15, 2003 will receive a non-discretionary employer matching contribution equal to 50% of the first 4% of employee contributions and a discretionary employer contribution of 2% of wages.

Employees newly hired, or rehired, on or after August 15, 2008 are subject to automatic enrollment provisions under the Plan. Unless an eligible employee makes an affirmative election otherwise, the employee’s deferral will be 3% of the employee’s eligible compensation for each payroll period in which the employee is an active participant. In addition, these participants are also subject to an automatic deferral increase of 1% annually, not to exceed 10% of eligible compensation, unless the participant affirmatively elects otherwise after receiving appropriate notice.

PLAN TRANSFERS

During 2016, certain employees in the Plan became eligible to enroll in and transfer funds into the Plan or out to one of the other two plans offered to RTI employees. The aggregate amount transferred into the Plan totaled $57,366.

On January 3, 2017, $24,804,734 of cash and $1,395,460 of notes receivable from participants were transferred from the Plan to Arconic Inc. retirement plans. This amount was recorded as Cash awaiting transfer and Note receivable from participants awaiting transfer, respectively, at December 31, 2016.

PARTICIPATION

An employee becomes a participant in the Plan on the first day of the month after completing three months of service and upon attaining age 21. Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic Inc. retirement plans.

PARTICIPANTS’ ACCOUNTS

Allocations are based on participants’ compensation and/or account balances, as defined in the Plan document.

VESTING

Participants are immediately vested in their rollover contributions and voluntary contributions, plus actual earnings thereon. Vesting in the Company contributions portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after three years of credited service.

PAYMENT OF BENEFITS

Participants or their beneficiaries are entitled to the full current value of their account in the Plan upon:

•	Retirement;

•	Termination of employment with the Company; or

•	Death

Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Participants may also make written application for withdrawal of all or a portion of their account balance for certain limited situations qualifying as financial hardships under Internal Revenue Service (“IRS”) guidelines in effect at the time of the withdrawal.

NOTES RECEIVABLE FROM PARTICIPANTS

Loans are available to all participants subject to provisions set forth in the Plan document. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to 50% of the existing vested account balance not to exceed $50,000 in any 12-month period. Loan repayment terms range from one month to five years unless it is for the purchase of their principal residence in which case the loan repayment period may not extend beyond 10 years from the date of the loan and are secured by the balance in the participant’s account. Loans bear interest at rates that range from 4.25% to 10.25%, which are commensurate with the current market rate when made.

NOTES TO FINANCIAL STATEMENTS (continued)

FORFEITURES

If a participant terminates his or her employment and is less than 100% vested in his or her share of the employer contributions, he or she will forfeit the non-vested portion of his or her employer contributions. Forfeited account balances are retained in the Plan and will first be used to reduce administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. Forfeited account balances at December 31, 2016 and 2015 totaled $14,796 and $2,559, respectively. Forfeitures allocated to pay administrative expenses of the Plan during the year ended December 31, 2016 totaled $8,465. Administrative fees of $4,929 were paid by Plan participants for transaction based fees.

REVENUE-SHARING CREDITS

The Plan earns revenue-sharing credits from certain investment funds. The revenue-sharing credits may be used to pay Plan expenses. The Plan had revenue-sharing credits at December 31, 2016 and 2015 of $8,941 and $6,642, respectively. Revenue-sharing credits allocated to pay administrative expenses of the Plan during the year ended December 31, 2016 totaled $7,943.

ADMINISTRATION

The Plan is administered by the Plan Administrator (the “Administrator”). The Administrator establishes the rules and procedures and interprets the provisions of the Plan. Administrative expenses of the Plan are paid by the Company when such expenses exceed the revenue-sharing credits and the forfeited non-vested employer contributions under the termination provision.

NOTE 5 – INCOME TAXES:

The Plan is operated under a prototype non-standardized 401(k) profit sharing plan prepared by Fidelity Management and Research Company. The prototype plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – PARTY-IN-INTEREST:

Certain investments of the Plan are managed by the Trustee of the Plan. The Plan also invests in common stock of Arconic Inc. and Alcoa Corporation. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

NOTE 7 – PLAN TERMINATION:

In December 2016, the Benefits Management Committee approved a plan to terminate the Plan (the “Termination Plan”). The Termination Plan required the assets of active participants to be transferred to Arconic Inc. retirement plans and assets of inactive employees to be distributed thereafter.

Management determined that the liquidation of the Plan was imminent due to the decision to terminate the Plan and therefore has applied the liquidation basis of accounting to the Plan for the year ended December 31, 2016. As the Plan’s assets were previously reported at fair value, the application of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements.

Form 5500 Schedule H, Line 4i

SCHEDULE OF ASSETS

(Held at End of Year)

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

DECEMBER 31, 2016

EIN: 31-0875005, PLAN #: 006

(a)	Identity of issue (b)	Description of investment (c)	Cost (d)		Current Value (e)
*	Master Trust Fund	Common Stock, Common/Collective Trust, and Mutual Funds	N/A	**	$3,570,520
*	Cash	Awaiting transfer	$24,804,734		24,804,734
*	Notes receivable from participants	Awaiting transfer	-0-		1,395,460
*	Notes receivable from participants	Interest Rates High 10.25%, Low 4.25%	-0-		18,545

		Total:			$29,789,259

*	Party-in-interest
**	Historical cost has not been presented as all investments are participant directed.